

Mail Stop 4628

July 19, 2016

Via Email
Jose A. Bayardo
Chief Financial Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, Texas 77036

> **Re:** **National Oilwell Varco, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed February 19, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2016**
> **Form 8-K**
> **Furnished April 28, 2016**
> **File No. 1-12317**

Dear Mr. Bayardo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 42

1.   We note the restructuring charges during the year ended December 31, 2015. Please provide a discussion and analysis of the anticipated future cost savings related to your 2015 Realignment at both the consolidated and reportable segment levels. Include in this

discussion the periods over which cost savings are expected to be realized, the extent to which you have realized the anticipated savings and whether any cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected this should also be disclosed. Please refer to SAB Topic 5-P.4 and Item 303(a)(3) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 49

2. We note that you had $8,187 million of undistributed earnings related to your foreign subsidiaries at December 31, 2015 and that you consider these earnings to be permanently reinvested. Please provide liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries in future periodic filings. In this regard, please disclose the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of our Release 33-8350.

Critical Accounting Policies, page 52

Goodwill and Other Indefinite-Lived Intangible Assets, page 54

3. We note your disclosure regarding the goodwill impairment test performed during the fourth quarter of 2015. For the reporting units not specifically addressed by your disclosure, confirm for us that you have concluded that the fair values of the reporting units are substantially in excess their carrying value.

4. Based on the disclosure under this section, we understand that you have concluded that the fair values of the Rig Offshore, Dynamic Drilling Solutions, Process and Flow Technologies and Fiberglass reporting units are not substantially in excess of their carrying values. If our understanding is not correct, please clarify this for us. Otherwise, expand your disclosure to describe, for each reporting unit, the factors that would contribute to a potential impairment situation and how you view the likelihood of those factors affecting the reporting units.

5. For the reporting units for which you have concluded that the fair values of the reporting units are not substantially in excess of their carrying values, tell us and disclose the amount of goodwill allocated to the reporting unit.

6. Please provide us with a reasonably detailed summary of the fair value estimates underlying your goodwill impairment testing performed during the fourth quarter of 2015. The summary should address the methodologies, significant assumptions and conclusions for each reporting unit. Additionally, explain to us why you believe the enterprise value implied by those fair value estimates is consistent with the enterprise

value implied by the trading prices of your common stock during the fourth quarter and through subsequent months.

Definitive Proxy Statement on Schedule 14A filed April 11, 2016

Compensation Discussion and Analysis, page 37

7.   In future filings, please disclose how you determined the mix of stock option and performance awards for the long-term equity incentive compensation granted to each of your named executive officers, including Mr. Williams, and specify the criteria used to determine award amounts for such option awards.

8.   We note you indicate that you award long-term incentive compensation, in part, based on performance metrics. In particular, your disclosure states that you grant performance share awards pursuant to performance against a TSR (total shareholder return) goal and ROC (return on capital) goal. In future filings, please ensure you disclose your specific TSR and ROC goals as well as your actual performance against such goals, including the TSR performance of the members of the OSX index. Please also discuss the financial and operational performance goals you considered in issuing Mr. William's performance share awards as well as how actual performance compared to such goals.

Form 8-K furnished April 28, 2016

9.   The earnings release included as an exhibit to your Form 8-K includes a discussion of segment operating results excluding other items without a corresponding discussion of amounts determined in accordance with GAAP.   This is inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016, specifically C&DI 102.10. Please review this guidance when preparing your next earnings release.

10.   You disclose various non-GAAP measures, including Adjusted EBITDA and operating profit (loss) excluding other items by segment. Each of these represents a separate non-GAAP measure which requires reconciliation to the most directly comparable financial measure calculated in accordance with GAAP. See Item 100(a) of Regulation G and revise your presentation accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at (202) 551-3193 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources